Correspondence

OPTEC INTERNATIONAL, INC.
2721 Loker Avenue West
Carlsbad, CA 92010
(760) 444-5566
www.OptecIntl.com

Mark Brunhofer and Sharon Blume
Staff Attorneys
Securities and Exchange Commission
100 F St., NE
Washington, D.C. 20549

Date: March 14, 2018

RE: Comment Letter dated March 9, 2018

Mr. Brunhofer and Ms. Blume,

Thank you for pointing out the errors regarding the Company's past filings.

In response to your comments please find the following:

Form 10-K for the Fiscal Year Ended June 30, 2017

Exhibits

1. Please amend your filing to provide the Exhibit 31 certification exactly as stipulated in Item 601(b)(31) of Regulation S-K. In this regard:

• Your introductory language in paragraph 4 does not refer to internal control over financial reporting (ICFR); and
• You exclude paragraph 4(b) on ICFR in its entirety.

This comment also applies to the certification in your September 30, 2017 Form 10-Q. failure to file the correct Exhibit 31 in both the June 30, 2017 10-K and the September 30, 10-Q.  The amended reports will be filed within 10 days of this letter.

Answer:

The corrected amendments on Forms 10-K and 10-Q are anticipated to be filed within 10 days of this letter if not sooner with the corrected Exhibit 31.

Form 10-Q for the Quarterly Period Ended September 30, 2017
Noted to the Condensed Unaudited Financial Statements
Note 7: Subsequent Events, page 10

2. Please provide us your analyses as to whether your in-license of exclusive rights to sell Optec Fuel Maximizer units represents the acquisition of a business for either SEC reporting or GAAP reporting purposes. See Rule 11-01(d) of Regulation S-X and ASC 805-10-55-4 through 55-9. In your response, please tell us who manufactures the Optec Fuel Maximizer units that you sell and whether you acquired any other assets or assumed any other obligations.

Answer:

The Optec Fuel Maximizer units are manufactured by Optimized Fuel Technologies. We have not acquired any other assets nor have we assumed any other obligations relating to the sale of the Optec Fuel Maximizer units. The Exclusive Licensing Rights Agreement has been retroactively cancelled, back to October 4, 2017 and is now a moot point.  Please see the revised Subsequent Events footnote below.
We filed an 8-K/A regarding the transaction in question on March 14, 2018.

 Please note that the Subsequent Events referred to are being amended as follows:

Note 10 – SUBSEQUENT EVENTS
Management has reviewed events between September 30, 2017 to the date that the financials were issued, and other than the following there were no other significant events identified for disclosure.

On October 4, 2017 the agreement with Optimized Fuel Technologies for the acquisition of International Licensing Rights was amended whereby the entire agreement was cancelled due to a disagreement as to the valuation of the acquisition for the International Licensing Rights for sales of the Optec Fuel Maximizer units. Both parties agreed that the Company would continue to make international sales of the Optec Fuel Maximizer units under a mutually agreed upon distribution agreement.  Four million 4,000,000 shares were authorized to be issued to Marcus Pawson, Vice President of International Marketing and Sales, for consulting services regarding the sales and negotiations for  the Optec Fuel Maximizer with international markets. In addition 12,000,000 shares were authorized to be issued to Peter Sollenne as a signing bonus as an officer and director.

On October 4, 2017 ("The Effective Time"), Stan Windhorn resigned as Secretary of the Company and Peter Sollenne, CEO and CFO was appointed Secretary. As a result of Stan Windhorn's resignation his 49,700,000 shares were cancelled and an option agreement was entered into between the Company and Stan Windhorn for the purchase of one million shares of common stock at $5.00 per share. Stan Windhorn's resignation was not the result of any disagreement on any matter relating to the Company's operation, policies (including accounting or financial policies) or practices.

On October 4, 2017 the Company changed its address to 2721 Loker Avenue West, Carlsbad, CA 92010; telephone: (760) 444-5566. The Company's website is www.OptecIntl.com in relation to its intent to sell Optec Fuel Maximizer units . The Company currently continues to maintain its website for additional product lines at greenmeadowproducts.com.

The 10-Q dated September 30, 2017 is being amended accordingly and is anticipated to be filed within 10 days from the date of this letter if not sooner. In addition the Company is amending its filing of its 8-k dated October 4, 2017 and filed with the Commission on October 10, 2017 to properly reflect the changes referred to in the aforementioned Subsequent Events.

General

3. You indicate in your Form 12b-25 filed on February 14, 2018 that you will file your next quarterly report on or before the fifth calendar day following the prescribed due date. As that date has passed, please tell us when you will file your December 31, 2017 Form 10-Q.

Answer:

A draft of the 10-Q has been submitted to our auditing firm. Subsequent to their final review of the 10-Q and the aforementioned amendments of the 10-k for June 30, 2017 and the 10-Q for September 30, 2017; the 10-Q for December 31, 2017 will be filed post haste.

I hope that you will find my explanation helpful in clearing up the status of our filings. As a Company we will be more diligent in the future.

The 10-Q dated September 30, 2017 is being amended accordingly and will be filed within 10 days from the date of this letter if not sooner. In addition the Company is amending its filing of the 8-K dated October 4, 2017 and filed with the Commission on October 10, 2017 to properly reflect the changes referred to in the aforementioned Subsequent Events.

Sincerely,

/s/ Peter Sollenne
Peter Sollenne, CEO